August 22, 2024

Zachary K. Bradford
Chief Executive Officer
CleanSpark, Inc.
10624 S. Eastern Avenue, Suite A - 638
Henderson, NV 89052

       Re: CleanSpark, Inc.
           Registration Statement on Form S-4
           Filed August 6, 2024
           File No. 333-281313
Dear Zachary K. Bradford:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 Filed August 6, 2024
General

1. Please confirm your understanding that we will not be in a position to declare your Form
       S-4 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended September 30, 2023 have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 22, 2024
Page 2

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Christopher J. Bellini